

12061576

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Red Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Miranova Place, 12th Floor
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Kirkwood (614) 857-3105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

717 North Harwood	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert T. Kirkwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Red Capital Markets, LLC, as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

Adriane R. Shelhart
Notary Public, State of Ohio
My Commission Expires 11-27-2016

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RED CAPITAL MARKETS, LLC

Table of Contents



KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Red Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Red Capital Markets, LLC (the Company) as of March 31, 2012, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red Capital Markets, LLC as of March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



May 24, 2012

RED CAPITAL MARKETS, LLC

Statement of Financial Condition

March 31, 2012

Assets		
Cash and cash equivalents	$	15,286,696
Restricted cash		1,062,189
Securities inventory (note 4)		3,312,889
Receivables from broker-dealers		277,648
Remarketing agent receivables		238,964
Fixed assets, net		115,624
Derivative assets (note 8)		10,660,814
Intangible assets, net		1,685,046
Other assets, net		533,419
Total assets	$	33,173,289
Liabilities and Shareholder's Equity		
Liabilities:		
Accrued compensation	$	1,316,378
Line of credit (note 5)		196,241
Derivative liabilities (note 8)		9,368,402
Deferred revenue		409,781
Accounts payable and accrued expenses		37,380
Accounts payable – affiliate		264,271
Deferred application fees and borrower deposits		977,061
Other liabilities		380,918
Total liabilities		12,950,432
Shareholder's equity:		
Paid-in capital		17,486,633
Retained earnings		2,736,224
Total shareholder's equity		20,222,857
Total liabilities and shareholder's equity	$	33,173,289

See accompanying notes to financial statements.

RED CAPITAL MARKETS, LLC

Statement of Operations

Year ended March 31, 2012

Revenues:		
Net trading gains	$	2,588,736
Interest income		1,829,827
Remarketing agent fees		1,337,933
Net underwriting fees		376,150
Tax credit equity syndication and advisory fees		1,813,609
Tax credit asset management fees		1,073,803
Other income		986,130
		10,006,188
Expenses:		
Salaries, incentive compensation and employee benefits		4,796,120
Occupancy		582,001
Interest expense		252,031
Travel and entertainment		256,579
Furniture, equipment and software expense		319,999
Third party service fees		195,920
Intangible asset amortization		436,556
General and administrative		1,021,045
		7,860,251
Net income	$	2,145,937

See accompanying notes to financial statements.

RED CAPITAL MARKETS, LLC

Statement of Changes in Shareholder's Equity

Year ended March 31, 2012

	Paid-in capital	Retained earnings	Total
Balances, March 31, 2011	$ 17,667,372	590,287	18,257,659
Purchase accounting adjustments	(180,739)	—	(180,739)
Net income	—	2,145,937	2,145,937
Balances, March 31, 2012	$ 17,486,633	2,736,224	20,222,857

See accompanying notes to financial statements.

RED CAPITAL MARKETS, LLC

Statement of Cash Flows

Year ended March 31, 2012

Cash flows from operating activities:		
Net income	$	2,145,937
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in fair value of securities inventory		(71,927)
Amortization of intangible assets		436,556
Depreciation and amortization of fixed assets		105,158
Increase in fair value of derivative instruments, net		(943,172)
Changes in operating assets and liabilities:		
Purchases of securities inventory		(4,715,010,520)
Proceeds from sales of securities inventory		4,717,848,057
Increase in restricted cash		(812,933)
Decrease in payable to broker-dealers, net		(4,220,143)
Decrease in other assets		331,660
Increase in accrued compensation		373,725
Increase in other liabilities		339,367
Decrease in accounts payable – affiliates		(258,491)
Net cash provided by operating activities		263,274
Cash flows from investing activities:		
Proceeds from sale of fixed assets		80,801
Proceeds from sale of intangible assets		4,619,000
Net cash provided by investing activities		4,699,801
Cash flows from financing activities:		
Net borrowings under line of credit		193,739
Net cash provided by financing activities		193,739
Increase in cash and cash equivalents		5,156,814
Cash and cash equivalents, beginning of year		10,129,882
Cash and cash equivalents, end of year	$	15,286,696
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest to affiliate	$	799
Interest to third parties		248,730

See accompanying notes to financial statements.

(1) Organization

Red Capital Markets, LLC (the Company) is a wholly owned subsidiary of Red Capital Group, LLC (the Member), which was purchased effective on May 1, 2010 by a group of investors (the Acquisition), led by ORIX USA Corporation (ORIX USA), which is a majority owned subsidiary of ORIX Corporation (ORIX). ORIX USA holds an 82% interest in Red Capital Group, LLC, with the remaining 18% held by minority investors. Final closing of the Acquisition occurred on May 8, 2010.

The Company's primary businesses are the underwriting of taxable and tax-exempt bonds, the syndication sale, and asset management of low income housing tax credit funds, and the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities. The Company has locations in Newport Beach, CA, San Diego, CA, Fairfield, CT, Columbus, OH and Reston, VA.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority.

(2) Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

(a) Derivative Instruments

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 815, *Derivative Instruments and Hedging*, requires all derivative instruments to be carried at fair value on the Statement of Financial Condition. The Company uses derivative instruments primarily to protect against the risk of adverse interest rate movements. The Company's derivative financial instruments include forward commitments to buy and sell taxable mortgage-backed securities. These derivative instruments are not designated in an ASC Topic 815 hedge relationship. All changes in the fair value of derivatives are recognized immediately in earnings. See additional discussion of derivative instruments in note 8.

(b) Customer Accounts

In accordance with Securities Exchange Commission Rule 15(c)3-3, the Company had no requirement to hold a balance at March 31, 2012 in a special reserve account for the exclusive benefit of institutional customers.

(c) Securities Inventory

Securities inventory is carried at its fair value, determined by an independent valuation or by management by considering the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Changes in fair value of such securities are reflected in the Statement of Operations as part of Net Trading Gains. Gains and losses on sales of securities

(Continued)

are computed using the cost of the specific security sold. Security transactions for all regular-way trades are recorded within Securities Inventory on a trade date basis. Security transactions for all other trades are recorded as Derivative Assets and Liabilities until date of settlement.

(d) ***Fixed Assets***

Fixed assets primarily consist of furniture and equipment. Fixed assets owned by the Company are stated at cost less accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes, ranging from three to ten years and accelerated methods for tax reporting. At March 31, 2012, fixed asset accumulated depreciation and amortization was $171,617. Depreciation and amortization expense was $105,158 for the year ended March 31, 2012 and is included in Furniture, Equipment and Software Expense in the accompanying Statement of Operations.

(e) ***Cash, Cash Equivalents and Restricted Cash***

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of March 31, 2012.

Restricted Cash consists of Good Faith Deposits held on behalf of customers as well as a deposit held at Pershing pursuant to the custodial agreement.

(f) ***Tax Credit Equity Syndication, Advisory and Asset Management Fees***

The Company syndicates partnership interests in tax credit funds, which are organized as limited liability companies (LLCs) that acquire 99.99% limited partnership interests in single asset entities that each own a multifamily property eligible for low income housing tax credits. The Company typically sells 99.99% of the tax credit funds' limited partnership interests to institutional investors while an affiliate of the Company maintains a 0.01% managing member interest in each fund. The properties in the tax credit funds generate a stream of federal tax credits for 10 years, as well as tax deductions from passive losses coming primarily from depreciation and interest expense for 15 years, which flow through to the fund investors. In connection with the syndication of tax credit funds, the Company receives syndication fees for originating, screening, underwriting, acquiring and accumulating the multifamily properties and selling the equity interests in the funds. In accordance with ASC Topic 970, *Real Estate*, the Company recognizes the fees it receives for syndicating tax credit funds when the fund partnership interests have been sold to an unaffiliated party and the corresponding properties have been acquired. The Company does not receive ownership interests in lieu of syndication fees. The Company receives fees for providing asset management services throughout the lives of the funds pursuant to a separate asset management contract executed with the funds. See additional discussion in note 13. The Company receives fees for providing advisory services primarily relating to bond financing transactions. Advisory fees are recorded at the time the service is performed.

(g) ***Net Underwriting Fees***

Underwriting fees are recorded when the underwritten bond issue is sold and the underwriting is completed. Underwriting fees are recorded net of direct expenses, including legal, printing and filing expenses.

(h) ***Remarketing Agent Fees***

Remarketing agent fees for the periodic remarketing of variable rate tax exempt bond issues are recorded as the remarketing services are provided.

(i) ***Financial Instruments***

The Company considers cash, receivables and other payables as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the Statement of Financial Condition approximate fair value.

(j) ***Recently Issued Accounting Standards***

Fair value measurements and disclosures

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement* (Topic 820) – *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04) which amended ASC Topic 820, *Fair Value Measurements and Disclosures – Overall.* The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. While many of the amendments to U.S. GAAP are not expected to have a significant effect on practice, the new guidance changes some fair value measurement principles and disclosure requirements. The guidance is effective for the Company for the year ending March 31, 2013. The amendments in ASU 2011-04 are to be applied prospectively. The Company is currently evaluating the impact the adoption will have on the financial statements and disclosures.

(3) Fair Value Measurements

Effective with the adoption of ASC Topic 820, the Company determines the fair value of its financial instruments based on the fair value hierarchy established in that standard, which requires an entity to maximize the use of quoted price and observable inputs and to minimize the use of unobservable inputs when measuring fair value. Various valuation techniques are utilized, depending on the nature of the financial instrument, including the use of market prices for identical instruments and market prices for similar instruments. When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.

ASC Topic 820 creates a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. Level 1 assets and liabilities are measured using observable or quoted market prices for identical instruments in active markets. Level 2 assets and liabilities are measured using observable inputs other than quoted prices in active markets. Level 3 assets and liabilities are measured using significant unobservable inputs and significant management assumptions. The fair value of securities held by the Company is generally based on significant observable inputs including prices of similar assets which results in those securities being considered Level 2 in the ASC Topic 820 hierarchy.

A summary of assets and liabilities at March 31, 2012 that the Company measures at fair value is presented below:

		Level 1	Level 2	Level 3	Total
Assets:					
Securities inventory	$	—	3,312,889	—	3,312,889
Derivative assets		—	10,660,814	—	10,660,814
Total	$	—	13,973,703	—	13,973,703
Liabilities:					
Derivative liabilities	$	—	9,368,402	—	9,368,402
Total	$	—	9,368,402	—	9,368,402

There were no transfers between Level 1 and Level 2 during the year.

(4) Securities Inventory

The Company's securities inventory at March 31, 2012 was comprised of the following:

		Fair value	Unrealized gain
Fixed-rate, taxable, multifamily agency mortgage-backed securities	$	2,206,052	13,419
Fixed-rate, tax-exempt municipals		237,559	17,528
Fixed-rate, taxable municipals		869,278	27,365
	$	3,312,889	58,312

At March 31, 2012, the cost of securities inventory was $3,254,577.

(5) Notes Payable

The Company has a revolving promissory demand note from ORIX USA that it uses to fund its operations. Under terms of the note, the Company may borrow up to $50,000,000 at an interest rate equal to the LIBOR Index Monthly rate plus 265 basis points. At March 31, 2012, the Company had no borrowings outstanding under this note and accrued interest payable of $68. Interest incurred under this note during the year ended March 31, 2012 is $867.

The Company has a debt agreement from Pershing, LLC that it uses to fund its trading activity. Under terms of the agreement, the Company may borrow up to the house margin requirement based on its securities inventory established on a daily basis by Pershing at an interest rate equal to the Pershing daily cost of funds, as defined, plus 75 basis points. At March 31, 2012, the Company had borrowings outstanding under this agreement of $193,739 and accrued interest payable of $2,434. Interest incurred under this agreement during the year ended March 31, 2012 is $251,164.

(Continued)

(6) Net Capital Requirements

The Company is subject to the uniform net capital rule 15c3-1 (Rule) of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of $250,000, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital and excess net capital calculated in accordance with the Rule at March 31, 2012 was $16,298,438 and $16,048,438, respectively. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 0.21 to 1 at March 31, 2012.

(7) Income Taxes

The Company has been structured to qualify as a pass-through entity not required to pay income tax at the state or federal level. The Member intends that the Company be treated as a disregarded entity for all federal and state income tax purposes.

(8) Derivative Instruments

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of these forward commitments, the Company enters into an agreement with an affiliate to acquire the mortgage-backed security specified in the forward sales commitment. Concurrent with the Company's execution of the forward commitment and its agreement with the affiliate, the affiliate has a loan commitment with a borrower. In addition, the Company's risk management strategy also includes executing forward purchase commitments to acquire taxable mortgage-backed securities from unaffiliated counterparties.

The forward sale commitments, treated as derivatives under ASC Topic 815 are used to economically hedge changes in fair value of the commitment to purchase the same mortgage-backed security that may occur due to movements in interest rates.

The Company values derivatives at fair value and recognizes changes in fair value in the Statement of Operations.

Fair Values of Derivative Instruments as of March 31, 2012

Derivative Assets		
Derivatives not accounted for as hedging instruments	**Statement of financial condition location**	**Fair value**
Forward commitments	Derivatives assets	$ 10,660,814
Total		$ 10,660,814

(Continued)

Derivative Liabilities

Derivatives not accounted for as hedging instruments	Statement of financial condition location		Fair value
Forward commitments	Derivatives liabilities	$	9,368,402
Total		$	9,368,402

Gain (Losses) on Derivatives

Derivatives not accounted for as hedging instruments	Location of gain on derivatives recognized in operations		Amount
Forward commitments	Other income	$	943,172
Total		$	943,172

At March 31, 2012, the Company had mandatory commitments to deliver $76,761,637 of fixed and variable-rate mortgage-backed securities and written commitments to purchase $74,614,627 of the same types of securities from its affiliate, respectively. In addition, the Company had written commitments to deliver $181,052,349 of fixed-rate mortgage-backed securities and written commitments to purchase $181,052,349 of the same types of securities from unaffiliated counterparties at March 31, 2012.

(9) Indemnifications

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(10) Receivable from Broker-Dealers and Payable to Broker-Dealers

Receivables from broker-dealers include receivables from the settlement of securities transactions executed for customers of the Company. Payables to broker-dealers include payables from the settlement of securities transactions executed for customers of the Company. The receivables generally are collected and payables generally are paid within thirty days and are collateralized by securities in physical possession, on deposit, receivable from or deliverable to customers, or other broker-dealers. At March 31, 2012, Receivable from Broker-Dealers was comprised solely of receivables from clearing brokers.

(11) Benefit Plan

The Company participates in the ORIX USA Corporation Savings and Investment Plan. Substantially all employees are eligible to contribute a portion of their pretax compensation to this defined contribution plan. ORIX USA may make contributions to the plan for employees the first month following the date of hire in the form of a 50% match of each dollar contributed on the first 12.5% of pay. For the year ended March 31, 2012, the Company expensed $76,995 pursuant to this plan.

(12) Purchased Remarketing Agent Agreements

On May 1, 2010, as part of the Acquisition, the Company recognized identifiable intangible assets related to its rights to serve as remarketing agent for certain tax-exempt issues of variable rate demand notes. Under the terms of the remarketing agreements, an investor in the variable rate demand notes may put the note back to the Company under certain conditions in which case the Company would remarket the note to another investor.

These contracts were measured at their acquisition date fair value of $2,141,000. The value for these rights is amortized based on its expected useful life of nine years using the straight-line method. At March 31, 2012, accumulated amortization of the agreements was $455,954.

The estimated amortization expense for each of the five succeeding fiscal years is as follows:

		Amortization expense
Year ended March 31:		
2013	$	237,889
2014		237,889
2015		237,889
2016		237,889
2017		237,889

(13) Related Party Transactions

On August 1, 2011, the Company transferred its rights to the low income housing tax credit fund asset management contracts and all related operating assets and liabilities to Red Capital Advisors, an affiliate of the Company for total cash consideration of approximately $5,595,000. No gain or loss was recognized upon transfer. Amortization expense related to the intangible assets of $198,667 was recognized prior to the time of transfer.

Additionally, the Company is a party to an Expense Sharing Agreement with an affiliate, Red Mortgage Capital, LLC (RMC). This agreement covers expenses paid by RMC and reimbursed by the Company, based on allocation percentages determined per the agreement.

(14) Subsequent Events

The Company has evaluated events and transactions for recognition and disclosure and determined there are no items to disclose.

Schedule I

RED CAPITAL MARKETS, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

March 31, 2012

Total ownership equity qualified for net capital	$	20,222,857
Deductions and/or charges:		
Nonallowable assets		3,855,121
Net capital before haircuts on security positions		16,367,736
Haircuts on security positions:		
Trading and investment securities:		
State and municipal government obligations		67,198
Presumed marketability deduction		2,100
Total haircuts on security positions		69,298
Net capital		16,298,438
Computation of basic net capital requirement:		
Minimum net capital required		250,000
Minimum dollar net capital requirement of reporting broker/dealer		250,000
Net capital requirement		250,000
Excess net capital	$	16,048,438
Computation of aggregate indebtedness:		
Total aggregate indebtedness	$	3,388,291
Deduct adjustment based upon deposits in special reserve bank accounts		—
Total aggregate indebtedness	$	3,388,291
Percentage of aggregate indebtedness to net capital		21%

There were no material differences between the Computation of Net Capital under rule 15c3-1 included in this audited report and the respective computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of March 31, 2012.

See accompanying report of independent registered public accounting firm.

Schedule II

RED CAPITAL MARKETS, LLC

Computation of Reserve Requirements under Rule 15c3-3

March 31, 2012

Computation of reserve requirements:		
Total credit balances	$	—
Total debit balances		—
Excess of total credits over total debits		—
Reserve requirements (at 105%)		—

See accompanying report of independent registered public accounting firm.

Schedule III

RED CAPITAL MARKETS, LLC

Reconciliation of Computation of Reserve Requirements

March 31, 2012

Per Focus Report X-17a-5 filed April 25, 2012:		
Excess of total credits over total debits	$	—
Reserve requirements (at 105%)		—
Amount on deposit		—

There are no material differences from the Company's computation and that presented on the Focus Report X-17a-5, as filed April 25, 2012.

See accompanying report of independent registered public accounting firm.

Schedule IV

RED CAPITAL MARKETS, LLC

Information Relating to Possession and Control Requirements under Rule 15c3-3

March 31, 2012

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$	—
Number of items		None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	—
Number of items		None

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Shareholder
Red Capital Markets, LLC:

In planning and performing our audit of the financial statements of Red Capital Markets, LLC (the Company), as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP

May 24, 2012



RED CAPITAL MARKETS, LLC

Financial Statements

March 31, 2012

(With Report of Independent Registered Public Accounting Firm)

Annual Audited Report
Pursuant to Rule 17A-5(e)(3)



RED CAPITAL MARKETS, LLC

Agreed-Upon Procedures

March 31, 2012



KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors and Shareholder
Red Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by Red Capital Markets, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 24, 2012